
07006602



SEC MAIL
RECEIVED
MAR 2 9 2007
WASH, D.C.
PROCESSING
151
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 2 9 2007
503

SEC FILE NUMBER
8-35791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/06 (MM/DD/YY) AND ENDING 01/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPC Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Horizons Drive
(No. and Street)

Columbus (City) Ohio (State) 43220 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Sheffield (614) 267-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ Partners LLC
(Name – *if individual, state last, first, middle name*)

500 South Front Street, Suite 700 (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Sheffield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPC Equities, Inc., as of January 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

[illegible] MERCER
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires 07-31-08

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Assurance & Business Advisory Services

January 31, 2007 and 2006

PPC Equities, Inc.

Financial Statements with Supplementary Information

GBQ Partners | Certified Public Accountants and Consultants

CONTENTS

GBQ | Certified Public Accountants and Consultants
Partners

GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Board of Directors
PPC Equities, Inc.
Columbus, Ohio

Independent Auditors' Report

We have audited the accompanying statements of financial condition of PPC Equities, Inc. (a subsidiary of Professional Planning Consultants, Inc.) as of January 31, 2007 and 2006, and the related statements of income and comprehensive income, changes in stockholders' equity and liabilities subordinated to claims of general creditors and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of PPC Equities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPC Equities, Inc. as of January 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBQ Partners LLC

Columbus, Ohio
March 23, 2007

PPC EQUITIES, INC.

Statements of Financial Condition

January 31, 2007 and 2006

ASSETS

	2007	2006
Current Assets		
Cash	$ 101,010	$ 27,842
Commissions receivable	6,262	3,659
Total current assets	107,272	31,501
Other Assets		
Intercompany accounts receivable	-	61,000
Marketable securities	68,000	83,820
Total other assets	68,000	144,820
TOTAL ASSETS	$ 175,272	$ 176,321

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Current Liabilities		
Income taxes payable	$ 1,429	$ 1,429
Deferred Tax Liability	6,300	8,673
Total liabilities	7,729	10,102
Stockholders' Equity		
Common stock	500	500
Additional paid-in capital	27,000	27,000
Retained earnings	104,343	89,572
Accumulated other comprehensive income	35,700	49,147
Total stockholders' equity	167,543	166,219
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 175,272	$ 176,321

The accompanying notes are an integral part of the financial statements.

PPC EQUITIES, INC.

Statements of Income and Comprehensive Income

For the Years Ended January 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions - insurance	$ 14,344	$ 9,401
Commissions - securities	119,784	93,498
Commissions - syndication fees	280,000	188,105
Interest and other	1,283	1,445
Total revenues	415,411	292,449
Expenses:		
Administrative fees	386,600	274,000
Professional fees	12,227	11,733
Other expenses	518	254
Total expenses	399,345	285,987
Net Income Before Income Taxes	16,066	6,462
Income Taxes	1,295	926
Net Income	14,771	5,536
Other Comprehensive (Loss) Income:		
Unrealized (loss) gain on marketable securities, net of deferred taxes	(13,447)	58,027
Total Comprehensive Income	$ 1,324	$ 63,563

The accompanying notes are an integral part of the financial statements.

PPC EQUITIES, INC.

Statements of Changes in Stockholders' Equity and Liabilities Subordinated to Claims of General Creditors

For the Years Ended January 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance at January 31, 2005	**$ 500**	**$ 27,000**	**$ 84,036**	**$(8,880)**
Net income	-	-	5,536	-
Unrealized gain on marketable securities, net of deferred tax of $8,673	-	-	-	58,027
Balance at January 31, 2006	**500**	**27,000**	**89,572**	**49,147**
Net income	-	-	14,771	-
Unrealized loss on marketable securities, net of deferred tax benefit of $2,373	-	-	-	(13,447)
Balance at January 31, 2007	**$ 500**	**$ 27,000**	**$ 104,343**	**$ 35,700**

The accompanying notes are an integral part of the financial statements.

PPC EQUITIES, INC.

Statements of Cash Flows

For the Years Ended January 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities:		
Net income	$ 14,771	$ 5,536
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in commissions receivable	(2,603)	2,127
Decrease in operating liabilities:		
Accounts payable	-	(570)
Income taxes payable	-	(8,000)
Total adjustments	(2,603)	(6,443)
Net cash provided by (used in) operating activities	12,168	(907)
Cash Flows from Investing Activities:		
Decrease in intercompany accounts receivable	61,000	2,000
Net increase in cash	73,168	1,093
Cash - Beginning of Year	27,842	26,749
Cash - End of Year	$ 101,010	$ 27,842
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$ 1,295	$ 8,926

The accompanying notes are an integral part of the financial statements.

Nature and Scope of Business

PPC Equities, Inc. was incorporated in the State of Ohio in 1985 as Pro-Tax Investments, Inc., and in 1986 changed names to First Columbus Equities, Inc. The name was changed to PPC Equities, Inc. during 2003.

The Company operates as a registered broker and dealer in securities in Ohio and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company participates in underwriting on a "best efforts" basis. In addition, the Company added sales of annuities and life insurance to its business activities.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Commissions Receivable and Revenue

The Company receives commissions from the sale of securities. Commission revenue is recognized when the sale of the security is consummated. The Company utilizes the allowance method in accounting for commissions receivable. No allowance was recorded for the years ended January 31, 2007 and 2006 due to management's belief that all amounts are collectible.

Marketable Securities

The Company's marketable securities are equity securities that have a readily determinable fair market value. Securities are classified into three categories: held-to-maturity, available-for-sale and trading. Securities classified as available-for-sale may be sold in response to changes in interest rates and the stock market, liquidity needs and for other purposes.

Available-for-sale securities are reported at fair value and include securities not classified as held-to-maturity or trading. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

Summary of Significant Accounting Policies (continued)

Marketable Securities (continued)

Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported, net of any income tax effect, as a separate component of stockholders' equity, as Accumulated Other Comprehensive Income. Realized gains and losses are reported as earnings based on the adjusted cost of the specific security sold.

Income Taxes

Provision has been made in the financial statements for federal, state and local income taxes by applying statutory income tax rates to income before income taxes. The Company files a consolidated federal income tax return as a subsidiary of Professional Planning Consultants, Inc. (PPC). Income taxes are not allocated to each company by PPC.

Income taxes are accounted for on the liability method. Under this method, deferred income taxes are recognized based on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities under the provisions of enacted tax laws. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts, certificates of deposit and petty cash to be cash equivalents.

Cash

The Company has two cash accounts in two financial institutions, which may at times exceed federally insured limits.

Marketable Securities

Marketable securities consist of equities that are classified as available-for-sale:

	2007	2006
Cost	$ 26,000	$ 26,000
Unrealized income	42,000	57,820
Fair market value	$ 68,000	$ 83,820

Net Capital Requirements

As a registered broker, PPC Equities, Inc., is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements for its registrants. Accordingly, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 ⅔% of aggregate debt items. At January 31, 2007, the Company had net capital of $171,922, which exceeded the requirements of $5,000 by $166,922. At January 31, 2006, the Company had net capital of $20,864, which exceeded the requirements of $5,000 by $15,864.

Common Stock

The Company has issued Class A and Class B common stock, each with no par value. There are 375 shares authorized for each class and 100 shares of each class are outstanding. Class A shares, which are owned by an individual, have voting rights, but no dividend and liquidation rights. Class B shares, which are owned by PPC, have no voting rights, but do have dividend and liquidation rights.

Related Party Transactions

The Company has an agreement with PPC whereby all management, office rent and utilities are provided by PPC. As such, the Company has no employees but utilizes the resources of PPC. At January 31, 2007 and 2006, the accompanying financial statements include $386,600 and $274,000, respectively, in administrative fees that were paid to PPC. At times, PPC Equities, Inc. advances cash to PPC. As of January 31, 2007, there was no outstanding receivable due from PPC Equities, Inc. At January 31, 2006, PPC Equities, Inc. was owed $61,000 by the parent company.

Income Taxes

The components of the provision for corporate income taxes at January 31 is as follows:

	2007	2006
Current:		
Federal	$ 599	$ 467
State and local	696	459
	$ 1,295	$ 926

Income Taxes (continued)

A reconciliation of the income tax expense in the accompanying financial statements to the amount of income tax expense that would result from applying the Federal statutory rate to pre-tax income is as follows:

	2007	2006
Expected income tax at the Federal statutory rate	$ 2,410	$ 969
Surtax exemption	(3,053)	(1,228)
Adjust for state and local taxes	1,140	459
Other	798	726
	$ 1,295	$ 926

[This page left intentionally blank]

SUPPLEMENTARY INFORMATION

PPC EQUITIES, INC.

SCHEDULE I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

January 31, 2007

Net Capital:	
Total stockholders' equity	$ 167,543
Additions:	
Deferred tax liability	6,300
Net Capital Before Haircuts on Securities Positions	173,843
Haircut on Securities, 2% of money market account	(1,921)
Net Capital	$ 171,922
Total Aggregate Indebtedness	$ 1,429
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 166,922
Excess net capital @ 1000%	$ 171,779
Ratio: Aggregate Indebtedness to Net Capital	0.008 to 1.00
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of January 31, 2007):	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 171,922

SCHEDULE II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

January 31, 2007

Not Required

PPC EQUITIES, INC.

SCHEDULE III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

January 31, 2007

Not Required

PPC EQUITIES, INC.

SCHEDULE IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

January 31, 2007

Not Required

GBQ Partners
Certified Public Accountants and Consultants

GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Board of Directors
PPC Equities, Inc.
Columbus, Ohio

Independent Auditors' Report on Internal Control Required By
SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

In planning and performing our audit of the financial statements and supplemental schedule of PPC Equities, Inc., for the year ended January 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

In planning and performing our audit, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the company's internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2007, to meet the SEC's objectives.

To the Board of Directors
PPC Equities, Inc.
Page 3

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Columbus, Ohio
March 23, 2007

END